Exhibit 99.1

VINCI PARTNERS INVESTMENTS LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held September 12, 2024

August 16, 2024

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the “Meeting” or the “Annual General Meeting”) of Vinci Partners Investments Ltd (“Vinci,” the “Company” or “we”) will be held on September 12, 2024 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The Meeting will be held at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002. The particulars for attendance and participation in the Meeting are set out in the accompanying materials.

You will be able to attend the Meeting online by visiting https:// www.virtualshareholdermeeting.com/VINP2024. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on the form of proxy or in the instructions that accompanied your proxy materials.

On March 7, 2024, the Company entered into a Merger Agreement (the “Merger Agreement”) with MNC Holdings Limited (“Compass Holding”) and its shareholders, amongst others, pursuant to which, subject to certain terms and conditions, the Company will combine with Compass Holding, a leading independent asset manager and investment advisory firm in Latin America. The combination will consist of the merger of a new exempted company to be incorporated in the Cayman Islands with limited liability (the “Merging Company”), which shall be the sole shareholder of Compass Holding and hold substantially all of its assets, liabilities and businesses, with and into the Company, with the Company continuing after the merger as the surviving company (the “Business Combination”).

Holders of record of the Company’s Class A common shares, with a par value of US$0.00005 per share (the “Class A Shares”), holders of record of the Company’s Class B common shares, with a par value of US$0.00005 per share (the “Class B Shares” and, together with Class A Shares, the “Common Shares”), and holders of record of the Company’s Series A Convertible Preferred Shares, with a par value of US$0.00005 per share, (the “Series A Preferred Shares” and, together with the Common Shares, the “Voting Shares”), in each case as of the close of business on August 12, 2024, Eastern time (the “Record Date”), are cordially invited to attend the Annual General Meeting. Holders of record of the Voting Shares at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

In connection with the Merger Agreement, Gilberto Sayão da Silva entered into a voting agreement with, amongst others, the shareholders of Compass Holding (the “Voting Agreement”), pursuant to which, among other things, Gilberto Sayão da Silva, who controls 75.9% of the vote of the Company, has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the proposals set forth below, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein.

The following resolutions will be proposed at the Annual General Meeting:

1.	as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified;

2.	as an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;

3.	as a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:

a.	the Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “Plan of Merger”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution);

b.	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

4.	as a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;

5.	subject to and upon the closing of the Business Combination (the “Closing”), as an ordinary resolution, Mr. Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;

6.	subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and

7.	as an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.” The Plan of Merger to be presented to the Meeting will be in, or substantially in, the form appearing as an annex to this notice.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

The Board of Directors of the Company unanimously recommends that the Company’s shareholders vote in favor of the Proposals presented at the Annual General Meeting.

If a quorum is present, the adoption and approval of Proposals 3 and 4 at the Annual General Meeting, as a Special Resolution, requires the affirmative vote of holders in attendance in person or by proxy together holding a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who are entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof) excluding abstentions and broker non-votes.

If a quorum is present, the adoption and approval of Proposals 1, 2, 5, 6 and 7 at the Annual General Meeting, each an Ordinary Resolution, require the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Meeting (or any adjournment or postponement thereof) excluding abstentions and broker non-votes.

As a result of the Voting Agreement entered into by Gilberto Sayão da Silva, and the fact that the Class B Shares held by Gilberto Sayão da Silva represent 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, quorum is expected to be present and the Proposals are expected to be approved.

Further details regarding the Proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The accompanying proxy statement provides you with detailed information about the proposed Business Combination and the Annual General Meeting. Please give this material your careful attention. You also may obtain more information about Compass Holding, the Business Combination and the Annual General Meeting from documents we have filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”).

Please read our Proxy Statement for important information on each of the Proposals. Your vote is important. Whether or not you expect to attend the Annual General Meeting, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the proxy card and in our Proxy Statement.

By inserting the control number to be provided to you on your proxy card at http:// www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024 to ensure your representation if you are not planning to attend in person our Annual General Meeting. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Annual General Meeting and expressly vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Annual General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Voting Shares present and voting for purposes of determining whether any Proposal has been passed.

If you receive more than one proxy card because you own Voting Shares that are registered in different names, please vote all of your Voting Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Thank you for your cooperation and continued support.

Very truly yours,

By order of the Board of Directors,

/s/ Gilberto Sayão da Silva
Name: Gilberto Sayão da Silva
Title: Chairman

Dated: August 16, 2024

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

P.O. Box 10240

Grand Cayman

KY1-1002

Cayman Islands

Neither the SEC nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

Important Notice Regarding the Availability of Proxy Materials for the Vinci Partners Investments Ltd Annual General Meeting to be Held on September 12, 2024

Our Proxy Statement and our 2023 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vincipartners.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. On August 7, 2024, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the six months ended June 30, 2024, which are also incorporated by reference into this proxy statement.

By inserting the control number to be provided to you on your proxy card at http//www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.